                                                                                                                                                                                                           EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR THREE MONTHS ENDED MARCH 31,

(UNAUDITED)

(Dollars in millions)	2016	2015
Income from continuing operations before income taxes (1)	$1,035	$3,003

Add: fixed charges, excluding capitalized interest	397	360

Income as adjusted before income taxes	$1,432	$3,363

Fixed charges:
Interest expense	$285	$247
Capitalized interest	1	(2)
Portion of rental expense representative of interest	112	113

Total fixed charges	$398	$358

Ratio of income from continuing operations to fixed charges	3.60	9.39

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company's share in the income and losses of less-than-fifty percent-owned affiliates.

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